

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

September 27, 2021

Nicholas Taylor
Chief Financial Officer
Genius Sports Ltd
9th Floor, 10 Bloomsbury Way
London, WC1A 2SL

> **Re: Genius Sports Ltd**
> **Registration Statement on Form F-1**
> **Filed on September 22, 2021**
> **File No. 333-259723**

Dear Mr. Taylor:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Janice Adeloye at 202-551-3034 or Jacqueline Kaufman at 202-551-3797 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Ross M. Leff